DIVISION OF
CORPORATION FINANCE

August 6, 2007

Via Facsimile ((312) 407-8513) and U.S. Mail

Peter C. Krupp, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL 60606

> **Re: 21st Century Insurance Group**
> **Amended Schedule 13E-3**
> **File No. 005-40732**
> **Filed July 23, 2007**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 23, 2007**
> **File No. 001-10828**

Dear Mr. Krupp:

We have reviewed your filings and have the following comments.

Revised Proxy Statement

Special Factors

Background of the Merger, page 17

1.   Please disclose your response to comment 10.

2.   We disagree with your response to comment 13 and we reissue the second sentence. We note additionally that Item 1015 of Regulation M-A relates to "any report, opinion or appraisal from an outside party that is materially related to the Rule 13e-3 transaction, *including, but not limited to*: any report, opinion or appraisal…"

3.   We note your response to comment 14. Please provide the disclosure required by Item 1015(b)(6) of Regulation M-A.

Recommendations of the Special Committee and the Board of Directors, page 31

4.   We reissue comment 17. We note that the board of directors adopted the special committee's conclusions and that the special committee considered, <u>but did not adopt</u>, the opinion and presentation by Lehman Brothers.

5.   We note your response to comment 18. Note that the filing persons are required to make a fairness determination as to unaffiliated security holders. Given that the group of security holders addressed in the financial advisor's opinion includes other, affiliated security holders, an adoption of that opinion (without an additional explanation of the discrepancy) does not satisfy the requirements of the filing persons under Item 1014 of Regulation M-A. Please revise your disclosure as previously requested.

6.   We note the revision made in response to comment 19. Please tell us the reason for the disclosure to be deleted instead of being expanded, as previously requested. Did the filing persons not consider the issues previously disclosed in their determination of fairness? Did the filing persons change their view with respect to the materiality of the issues previously disclosed since the initial filing of the preliminary proxy statement? In addition, we reissue the comment's last sentence, which appears to have resulted in no revision or response.

7.   Please revise your disclosure to include the substance of your response to comment 20, including a notation of the absence of the factors cited in our original comment.

Opinion of the Financial Advisor to the Special Committee, page 37

8.   We disagree with your response to comment 24 and we reissue it. Please provide the disclosure previously requested to allow security holders to understand the source of the results already disclosed. To the extent necessary to avoid confusion, you should explain to security holders how the data was used to arrive at the results disclosed. We note additionally that the filing of the financial advisor's report as an exhibit to the Schedule 13E-3 is not sufficient to comply with your disclosure requirements in the proxy statement.

9.   We reissue comment 25. Explain why Lehman Brothers selected the price to LTM earnings and price to forward earnings "as being the most appropriate multiples."

Summary of BAS and JPMorgan presentations to AIG, page 45

10.   We reissue the last sentence of comment 30. Explain why book value per share was adjusted by the AOCI.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Peter C. Krupp, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
August 6, 2007
Page 3

       Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

       Sincerely,

       Daniel F. Duchovny
       Special Counsel
       Office of Mergers & Acquisitions